SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31449; 812-14235]

AB Cap Fund, Inc., et al.; Notice of Application

February 6, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval and would grant relief

from certain disclosure requirements.

Applicants: AP Cap Fund, Inc. (the "Corporation") and AllianceBernstein L.P. ("Adviser" and

together with the Corporation, "Applicants").

Filing Dates: The application was filed November 14, 2013, and amended on March 31, 2014

and January 7, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on March 2, 2015 and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Emilie D. Wrapp, Esq., AllianceBernstein L.P., 1345 Avenue of the Americas, New York, NY 10105.

For Further Information Contact: Emerson S. Davis, Senior Counsel, at (202) 551-6868, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Corporation, a Maryland corporation, is registered under the Act as an open-end management investment company that consists of several series ("Series"), each with its own investment objectives, policies and restrictions.[1]

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[1] The Corporation's Series include the AB Multi-Manager Alternative Strategies Fund series, the AB Multi-Manager Select Retirement Allocation Fund series, the AB Multi-Manager Select 2010 Fund series, the AB Multi-Manager Select 2015 Fund series, the AB Multi-Manager Select 2020 Fund series, the AB Multi-Manager Select 2025 Fund series, the AB Multi-Manager Select 2030 Fund series, the AB Multi-Manager Select 2035 Fund series, the AB Multi-Manager Select 2040 Fund series, the AB Multi-Manager Select 2045 Fund series, the AB Multi-Manager Select 2050 Fund series, the AB Multi-Manager Select 2055 Fund series and the AB Long/Short Multi-Manager Fund (the "Initial Funds"). Applicants request that the relief sought herein apply to Applicants, as well as to any existing or future Series of the Corporation and to any other existing or future registered open-end investment company or series thereof that: (a) is advised by the Adviser (any such series or investment company, including without limitation the Corporation, the Initial Funds and any Series of the Corporation, a "Fund"); (b) uses the manager of managers structure described in this application ("Manager of Managers Structure"); and

2.   AllianceBernstein L.P., a Delaware limited partnership, is and any future Adviser

(as defined below) will be registered as an investment adviser under the Investment Advisers Act

of 1940 ("Advisers Act"). AllianceBernstein L.P currently serves as the investment adviser to

the Initial Funds. An Adviser will serve as an investment adviser to each Subadvised Fund

pursuant to an investment advisory agreement with the Corporation (each an "Investment

Advisory Agreement"). Each Investment Advisory Agreement has been, or will be, approved by

the board of directors of the Corporation (the "Board"), including a majority of the directors

who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Corporation or

the Adviser ("Independent Directors") and by the shareholders of the relevant Subadvised Fund

in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act.[2]

Applicants are not seeking any exemption from the provisions of the Act with respect to the

Advisory Agreement.

3.   Each Investment Advisory Agreement will permit the Adviser to manage the

investment and reinvestment of the assets of each Subadvised Fund and to provide management

services with respect to a Subadvised Fund. For the investment management services it provides

to a Subadvised Fund, the Adviser will receive from that Subadvised Fund the fee specified in its

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(c) complies with the terms and conditions of this application (the "Subadvised Funds," and each a "Subadvised Fund"). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant, and the Series that currently intend to rely on the requested order are identified in this application as Initial Funds. Any entity that relies on the requested order will do so only in accordance with the terms and conditions of this application. If the name of any Subadvised Fund contains the name of a subadviser, the name of the Adviser that serves as the primary adviser to that Subadvised Fund or a trademark or trade name that is owned by or publicly used to identify that Adviser will precede the name of the subadviser.

[2] The term "Board" also includes the board of trustees or directors of an existing or future Subadvised Fund.

Investment Advisory Agreement, payable monthly at an annual rate based on the average daily net assets of the Subadvised Fund.

4. The Investment Advisory Agreement will permit the Adviser to enter into subadvisory agreements ("Subadvisory Agreements") with certain investment subadvisers ("Subadvisers"). Each Subadviser will be an investment adviser as defined in section 2(a)(20) of the Act, and either will be registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration. The Adviser will evaluate, allocate assets to and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

5. For the services provided under each Subadvisory Agreement, it is currently intended that the applicable Subadviser will receive from the Adviser a fee based on a percentage of the Subadvised Fund's average daily total or net assets or allocated portion thereof. Where the Adviser is responsible for paying Subadvisory fees to the Subadviser, the Adviser will compensate each Subadviser out of its assets. Subadvised Funds may directly pay advisory fees to Subadvisers in the future.

6. Applicants request an order to permit the Adviser, subject to Board approval, to select certain Subadvisers to manage all or a portion of the assets of a Subadvised Fund pursuant to a Sub-Advisory Agreement and materially amend Sub-Advisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Subadviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Corporation, a Subadvised Fund or the Adviser, other than by reason of serving as a Subadviser to a Subadvised Fund ("Affiliated Subadviser").

7.   Applicants also request an order exempting the Subadvised Funds from certain disclosure provisions described below that may require the Applicants to disclose fees paid to each Subadviser by the Adviser or a Subadvised Fund. Applicants seek an order to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund's total or net assets) only: (a) the aggregate fees paid to the Subadvised Fund's Adviser and any Affiliated Subadvisers; and (b) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the "Aggregate Fee Disclosure"). All other items required by sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed. A Subadvised Fund that employs an Affiliated Subadviser will provide separate disclosure of any fees paid to the Affiliated Subadviser.

8.   The Subadvised Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[3] and (b) the Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the

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[3] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Funds. A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("Exchange Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees. Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of

Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

5.   Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select one or more Subadvisers who are well suited to achieve the Subadvised Fund's investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Subadviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants believe that without the requested relief, the Subadvised Funds may be (i) precluded from promptly and timely hiring Subadvisers or materially amending Subadvisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Subadvisers or materially amending Subadvisory Agreements considered appropriate by the Adviser and the Board. Applicants note that the Investment Advisory Agreement for each Subadvised Fund and subadvisory agreements with Affiliated Subadvisers (if any) will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

6.   Applicants assert that the requested disclosure relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser's ability to negotiate the fees paid to Subadvisers. Applicants state that the Adviser may be able to negotiate rates that are below a

Subadvisers "posted" amounts, if the Adviser is not required to disclose the Subadvisers' fees to the public. Applicants submit that the requested relief will also encourage Subadvisers to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in the application will be approved by a majority of the Subadvised Fund's outstanding voting securities as defined in the Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund's shares are offered to the public.

2.   The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. In addition, each Subadvised Fund will hold itself out to the public as employing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.   Subadvised Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

4.   The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser unless such agreement, including the compensation to be paid thereunder, has been approved by the shareholders of the applicable Subadvised Fund.

5.   At all times, at least a majority of the Board will be Independent Directors, and the selection and nomination of new or additional Independent Directors will be placed within the discretion of the then-existing Independent Directors.

6.   Independent Legal Counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Directors. The selection of such counsel will be within the discretion of the then-existing Independent Directors.

7.   Whenever a subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

8.   Whenever a subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

9.   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any subadviser during the applicable quarter.

10.   The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund's assets and, subject to review and approval of the Board, will: (i) set the

Subadvised Fund's overall investment strategies; (ii) evaluate, select, and recommend Subadvisers to manage all or a portion of the Subadvised Fund's assets; (iii) allocate and, when appropriate, reallocate the Subadvised Fund's assets among Subadvisers; (iv) monitor and evaluate the Subadvisers' performance; and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund's investment objective, policies and restrictions.

11. No Director or officer of a Subadvised Fund or director, manager or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

12. Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13. In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

14. Any new Subadvisory Agreement or any changes to an Investment Advisory

Agreement or to a Subadvisory Agreement that directly or indirectly results in an increase in the

aggregate advisory rate charged to a Subadvised Fund will be required to be approved by the

shareholders of the Subadvised Fund.

      For the Commission, by the Division of Investment Management, under delegated
authority.

Brent J. Fields
Secretary